SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated January 24, 2008

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

Enclosures:

1.               Nokia stock exchange release dated January 24, 2008: Nokia Board of Directors convenes Annual General Meeting 2008

2.               Nokia stock exchange release dated January 24, 2008: Nokia Board Corporate Governance and Nomination Committee presents proposals for Composition of and Remuneration to the Board of Directors

STOCK EXCHANGE RELEASE

January 24, 2008

Nokia Board of Directors convenes Annual General Meeting 2008

Increased dividend and continued stock repurchases

Nokia Equity Program 2008 in line with previous years’ practice

Espoo, Finland - Nokia announced today that Nokia Board of Directors will submit the below proposals to the Annual General Meeting on May 8, 2008. The Board resolved to continue with stock repurchases during 2008, and projects to continue them also under a new authorization proposed to the Annual General Meeting. In addition, the Board resolved to establish Nokia Equity Program 2008, in line with previous years’ practice.

• Proposal to pay a dividend of EUR 0.53 per share

• Stock repurchases continue

• New authorization to repurchase shares proposed to the Annual General Meeting

• Nokia Equity Program 2008

Proposal to pay a dividend

Nokia’s Board of Directors proposes to the Annual General Meeting on May 8, 2008 that a dividend of EUR 0.53 per share be paid from the fiscal year 2007. The proposed dividend is 23 per cent higher than the dividend resolved to be distributed by the Annual General Meeting in 2007, which was EUR 0.43 per share. The dividend ex-date would be May 9, 2008, the record date May 13, 2008 and the pay date on or about May 27, 2008. The actual dividend pay date outside Finland will be determined by the practices of the intermediary banks transferring the dividend payments.

Nokia increases planned amount for repurchases under current authorization

The Annual General Meeting in 2007 authorized Nokia Board of Directors to repurchase a maximum of 380 million Nokia shares. Under the authorization, the Board of Directors resolved on May 3, 2007 to repurchase a maximum of 380 million Nokia shares, however, by using a maximum of EUR 4 billion for the repurchases until March 31, 2008. The Board of Directors today amended the resolution by resolving to continue the repurchases under the current authorization until the Annual General Meeting on May 8, 2008 and to use an additional maximum of up to EUR 1 billion for the repurchases, within the limits of its earlier resolution to repurchase a maximum of 380 million shares. The Board also intends to cancel a majority of the shares held by the Company prior to the Annual General Meeting 2008.

Board proposes new repurchase authorization to the Annual General Meeting

The Board of Directors proposes that the Annual General Meeting authorize the Board to resolve to repurchase a maximum of 370 million Nokia shares. The proposed amount of shares corresponds to less than 10 per cent of all shares of the Company. The shares may be repurchased in order to develop the capital structure of the Company, which includes carrying out the announced projection for a stock repurchase plan. In addition, the shares may be repurchased in order to finance or carry out acquisitions or other arrangements, to settle the Company’s equity-based incentive plans, to be transferred for other purposes, or to be cancelled. The shares may be repurchased either through a tender offer made to all shareholders on equal terms, or through public trading from the market.

As in 2007, Nokia’s Board of Directors projects to repurchase Nokia shares under a stock repurchase plan for 2008. The Board plans to repurchase shares by using up to EUR 4 billion until March 31, 2009 subject to the authorization proposed to the Annual General Meeting, and to commence repurchases based on the proposed authorization as soon as possible after the Annual General Meeting.

In addition the Board of Directors’ Audit Committee will propose to the Annual General Meeting that PricewaterhouseCoopers Oy be re-elected as auditor.

The complete proposals by the Board of Directors and its Committees to the Annual General Meeting will be available on Nokia’s website at www.nokia.com/agm. The proposals will be included in the notice to the Annual General Meeting which will be published later.

Nokia Equity Program 2008

Nokia Equity Program 2008, following previous years’ practice, has the below structure as approved by the Nokia Board of Directors:

Performance Shares – offered as the main equity-based incentive;

Stock options - used on a limited basis for senior managers;

Restricted Shares – only a small number granted to high potential and critical employees.

The Equity Program 2008 will focus on rewarding achievement and retaining critical talent, like Nokia equity programs of previous years.  Similarly it intends to align the potential value received by the participants directly with the performance of the company, thus aligning the participants’ interests also with the shareholders’ interests.

Performance Shares under Nokia Equity Program 2008 will be delivered provided that the Company’s performance reaches the required threshold level measured by two independent performance criteria. The performance criteria are as follows:

Performance Criteria	Threshold	Maximum
Earnings per share (EPS) (diluted, excluding special items) at the end of the performance period	1.72 EUR	2.76 EUR
Average annual net sales growth during the performance period	4%	16%

The Performance Share Plan 2008 has a three year performance period 2008-2010.

The grant of Performance Shares in 2008 may result in an aggregate maximum payout of 12 million Nokia shares, should the maximum level for both performance criteria be met. Nokia intends to continue to grant Performance Shares also in 2009 – 2010 up to an aggregate maximum payout of 24 million Nokia shares.

Stock options under Nokia Stock Option Plan 2007 approved by the Annual General Meeting 2007 will also be granted in 2008 as part of Nokia Equity Program 2008. The total size of Nokia Stock Option Plan 2007 is 20 million stock options, which can be granted during 2007 – 2010. The average annual grant is planned to be 5 million stock options.

Restricted Shares under Nokia Equity Program 2008 will have a three-year restriction period and therefore the shares will be delivered mainly in 2011. The grant of Restricted Shares in 2008 may result in an aggregate maximum payout of 4 million Nokia shares. Nokia intends to continue to grant Restricted Shares also in 2009 – 2010 up to an aggregate maximum payout of 8 million Nokia shares.

As of December 31, 2007, the total maximum dilution effect of Nokia’s equity incentives currently outstanding, assuming that the performance shares are delivered at maximum level, is approximately 2.3 per cent. The potential maximum effect of the Nokia Equity Program 2008 would be approximately another 0.6 per cent.

Media enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

STOCK EXCHANGE RELEASE

January 24, 2008

Nokia Board Corporate Governance and Nomination Committee presents proposals for Composition of and Remuneration to the Board of Directors

Espoo, Finland - The Nokia Board Corporate Governance and Nomination Committee will propose to the Annual General Meeting on May 8, 2008 that the number of Board members remain at ten, and that the following current Board members be re-elected as members of the Nokia Board of Directors for a term until the close of the Annual General Meeting in 2009: Georg Ehrnrooth, Lalita D. Gupte, Bengt Holmström, Henning Kagermann, Olli-Pekka Kallasvuo, Per Karlsson, Jorma Ollila, Marjorie Scardino and Keijo Suila.

Mr. Vesa Vainio, member of the Nokia Board since 1993, has informed the Committee that he will not stand for re-election to the Board of Directors at the Annual General Meeting 2008. During his membership in the Nokia Board of Directors over the past 15 years, Mr. Vainio has been a member of the Personnel Committee during 1997-2005, member of the Corporate Governance and Nomination Committee during 2001-2006, and most recently as member of the Audit Committee since 2005.

The Committee will propose that Risto Siilasmaa be elected as a new member of the Nokia Board for the term from the Annual General Meeting in 2008 until the close of the Annual General Meeting in 2009. Mr. Siilasmaa, 41, is a founder of F-Secure Corporation, which provides security services protecting consumers and businesses against computer viruses and other threats from the Internet and mobile networks. He was the President and CEO of F-Secure Corporation during 1999-2006. Currently, Mr. Siilasmaa is the Chairman of the Board of Directors of F-Secure Corporation, a Board member in Elisa Corporation, and a Board Chair or Board member in some private companies. He is also Vice Chairman of the Board of the Federation of Finnish Technology Industries.

The Nokia Board Corporate Governance and Nomination Committee will also propose to the Annual General Meeting on May 8, 2008 that the annual fee payable to the Board members elected at the same meeting for the term until the close of the Annual General Meeting in 2009 be unchanged from 2007: EUR 150 000 for the Vice Chairman, and EUR 130 000 for each member; for the Chairman of the Audit Committee and the Chairman of the Personnel Committee an additional annual fee of EUR 25 000; and for each member of the Audit Committee an additional annual fee of EUR 10 000. Further, the Corporate Governance and Nomination Committee will propose that approximately 40% of the remuneration be paid in Nokia Corporation shares purchased from the market. The Committee will also propose an increase in the remuneration paid to the Chairman to EUR 440 000, a rise from the remuneration approved for 2006 and 2007 of EUR 375 000.

As background to the proposals on the Board composition and remuneration, the Nokia Board Corporate Governance and Nomination Committee’s aim is that the Company has an efficient Board consisting of world-class professionals representing an appropriate and diverse mix of skills and experience. A competitive Board remuneration contributes to the achievement of this target. The Committee searches for potential director candidates based on the short-term and long-term needs of the Company and its Board, and may also retain search firms or advisors to identify director candidates. It is the Committee’s policy to review and compare the level of board remuneration paid in other global companies with net sales and business complexity comparable to that of Nokia. It is also the Company’s policy that a significant portion of director compensation be paid in the form of Company stock purchased from the market.

The proposals above will be included in the notice to the Annual General Meeting which will be published later.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 24, 2008		Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
Name: Kaarina Ståhlberg
		Title:	Assistant General Counsel